Qualcomm Contacts:
Clare Conley, Communications
Phone: 1-858-845-5959
Email: corpcomm@qualcomm.com

Mauricio Lopez-Hodoyan, Investor Relations
Phone: 1-858-658-4813
Email: ir@qualcomm.com

Sequans Contacts:
Linda Bouvet (France), Media Relations
Phone: +33 1 70 72 16 00
media@sequans.com
Kim Rogers (USA), Investor Relations
Phone: 1-385-831-7337
ir@sequans.com

Qualcomm and Sequans Complete Sale of 4G IoT Technology

SAN DIEGO, USA and PARIS, France – September 30, 2024 – Qualcomm Incorporated, a global leader in high-performance at low-power solutions, through its subsidiary, Qualcomm Technologies, Inc. (“Qualcomm”), and Sequans Communications S.A. (NYSE: SQNS), a supplier of 4G and 5G semiconductor solutions for the Internet of Things (IoT), today announced that they have completed the sale of Sequans’ 4G IoT technology to Qualcomm.

"We are pleased to add Sequans' 4G IoT technology into Qualcomm’s broad product portfolio, adding to our robust, low-power solutions for dependable and optimized cellular connectivity for industrial IoT applications," said Nakul Duggal, group general manager, automotive, industrial and embedded IoT, and cloud computing, Qualcomm Technologies, Inc. "This acquisition supports our commitment to delivering cutting-edge IoT solutions and strengthens our position as a leader in intelligence at the edge."

“We are thrilled to finalize this transaction with Qualcomm and to retain a perpetual license to continue using, commercializing and advancing these technologies, said Georges Karam, CEO of Sequans. “It validates the strength of our technology and ensures that our customers will continue to receive top-tier support on our 4G portfolio and cutting-edge 5G innovation from Sequans. The asset sale is set to deliver significant benefits to our customers. With a robust balance sheet, proven technology and a comprehensive portfolio that includes low-power LTE-M/NB-IoT, LTE Cat 1bis and the upcoming 5G Redcap/eRedCap technology, Sequans is very well positioned in the market. Supported by a seasoned team dedicated to cellular IoT, Sequans is set to provide best-in-class IoT products and services.”

Qualcomm Technologies expects to integrate these 4G IOT technologies into its portfolio of purpose-built connectivity solutions for IOT.

About Qualcomm Qualcomm relentlessly innovates to deliver intelligent computing everywhere, helping the world tackle some of its most important challenges. Our proven solutions drive transformation across major industries, and our Snapdragon® branded platforms power extraordinary consumer experiences. Building on our nearly 40-year leadership in setting industry standards and creating era-defining technology breakthroughs, we deliver leading edge AI, high-performance, low-power computing, and unrivaled connectivity. Together with our ecosystem partners, we enable next-generation digital transformation to enrich lives, improve businesses, and advance societies. At Qualcomm, we are engineering human progress.
Qualcomm Incorporated includes our licensing business, QTL, and the vast majority of our patent portfolio. Qualcomm Technologies, Inc., a subsidiary of Qualcomm Incorporated, operates, along with its subsidiaries, substantially all of our engineering and research and development functions and substantially all of our products and services businesses, including our QCT semiconductor business. Snapdragon and Qualcomm branded products are products of Qualcomm Technologies, Inc. and/or its subsidiaries. Qualcomm patented technologies are licensed by Qualcomm Incorporated.

About Sequans Communications
Sequans Communications S.A. (NYSE: SQNS) is a leading semiconductor company specializing in wireless cellular technology for the Internet of Things (IoT). Our engineers design and develop innovative, secure, and scalable technologies that power the next generation of connected devices. We offer a wide range of solutions, including chips, modules, IP, and services. Our LTE-M/NB-IoT, 4G LTE Cat 1bis, and 5G NR RedCap/eRedCap platforms are optimized for IoT, delivering breakthroughs in wireless connectivity, power efficiency, security, and performance. Established in 2003, Sequans is headquartered in France and has a global presence with offices in the United States, United Kingdom, Israel, Hong Kong, Singapore, Finland, Taiwan, and China.